UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*




Zura Bio Limited


(Name of Issuer)





Class A Ordinary Shares, $0.0001 par value per share


(Title of Class of Securities)





G011FJXV49


(CUSIP Number)





Athanor Capital, L.P.142 W57th Street Suite 09-126, 11th Floor
 for Mail New York, NY 10019
Attn: Parvinder ThiaraTel: (646) 813-2470





(Name, Address and Telephone Number of Person Authorized to


Receive Notices and Communications)





March 20,2023


(Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














CUSIP No. G011FJXV49
13D
Page 2 of 14 Pages

1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)



Athanor Capital, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(see instructions)
(a)
[ _ ]


(b)
[ _ ]




3
SEC USE ONLY










4
SOURCE OF FUNDS* (see instructions)







AF


5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED



PURSUANT TO ITEMS 2(d) OR 2(e)

[ _ ]








6
CITIZENSHIP OR PLACE OF ORGANIZATION






	Delaware


7
SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:




0

8
SHARED VOTING POWER





6,801,633 (1)

9
SOLE DISPOSITIVE POWER





0

10
SHARED DISPOSITIVE POWER



	6,801,633 (1)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





6,801,633 (1)


12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(see instructions)

[ _ ]








13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)







25.14% (2)


14
TYPE OF REPORTING PERSON* (see instructions)







PN, IA




(1) Consists of 4,757,742 Class A Ordinary Shares held by Athanor Master Fund, LP and 2,043,891 Class A Ordinary Shares held by Athanor International Master Fund, LP.
(2) Based on 27,050,000 Class A Ordinary Shares outstanding as reported in the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "SEC") on March 2, 2023.


CUSIP No. G011FJXV49
13D
Page 3 of 14 Pages

1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)



Athanor Capital GP, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(see instructions)
(a)
[ _ ]


(b)
[ _ ]




3
SEC USE ONLY










4
SOURCE OF FUNDS* (see instructions)







AF


5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED



PURSUANT TO ITEMS 2(d) OR 2(e)

[ _ ]








6
CITIZENSHIP OR PLACE OF ORGANIZATION






	Delaware


7
SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:




0

8
SHARED VOTING POWER





6,801,633 (1)

9
SOLE DISPOSITIVE POWER





0

10
SHARED DISPOSITIVE POWER



	6,801,633 (1)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





6,801,633 (1)


12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(see instructions)

[ _ ]








13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)







25.14% (2)


14
TYPE OF REPORTING PERSON* (see instructions)







OO




(1) Consists of 4,757,742 Class A Ordinary Shares held by Athanor Master Fund, LP and 2,043,891 Class A Ordinary Shares held by Athanor International Master Fund, LP.
(2) Based on 27,050,000 Class A Ordinary Shares outstanding as reported in the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "SEC") on March 2, 2023.


CUSIP No. G011FJXV49
13D
Page 4 of 14 Pages

1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
 ABOVE PERSONS (ENTITIES ONLY)



Athanor Master Fund, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(see instructions)
(a)
[ _ ]


(b)
[ _ ]




3
SEC USE ONLY










4
SOURCE OF FUNDS* (see instructions)







WC


5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED



PURSUANT TO ITEMS 2(d) OR 2(e)

[ _ ]








6
CITIZENSHIP OR PLACE OF ORGANIZATION






	Delaware


7
SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:




0

8
SHARED VOTING POWER





4,757,742

9
SOLE DISPOSITIVE POWER





0

10
SHARED DISPOSITIVE POWER



	4,757,742
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





4,757,742


12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(see instructions)

[ _ ]








13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)







17.59% (2)


14
TYPE OF REPORTING PERSON* (see instructions)







PN




(1) Consists of 4,757,742 Class A Ordinary Shares held by Athanor Master Fund, LP and 2,043,891 Class A Ordinary Shares held by Athanor
 International Master Fund, LP.



CUSIP No. G011FJXV49
13D
Page 5 of 14 Pages

1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)



Athanor Master Fund, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(see instructions)
(a)
[ _ ]


(b)
[ _ ]




3
SEC USE ONLY










4
SOURCE OF FUNDS* (see instructions)







WC


5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED



PURSUANT TO ITEMS 2(d) OR 2(e)

[ _ ]








6
CITIZENSHIP OR PLACE OF ORGANIZATION






	Cayman Islands


7
SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:




0

8
SHARED VOTING POWER





4,757,742

9
SOLE DISPOSITIVE POWER





0

10
SHARED DISPOSITIVE POWER



	4,757,742
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





4,757,742


12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(see instructions)

[ _ ]








13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)







17.59% (1)


14
TYPE OF REPORTING PERSON* (see instructions)







PN




(1) Consists of 4,757,742 Class A Ordinary Shares held by
 Athanor Master Fund, LP and 2,043,891 Class A Ordinary Shares held by Athanor International Master Fund, LP.



CUSIP No. G011FJXV49
13D
Page 6 of 14 Pages

1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)



Athanor Capital Partners, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(see instructions)
(a)
[ _ ]


(b)
[ _ ]




3
SEC USE ONLY










4
SOURCE OF FUNDS* (see instructions)







AF


5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED



PURSUANT TO ITEMS 2(d) OR 2(e)

[ _ ]








6
CITIZENSHIP OR PLACE OF ORGANIZATION






	Delaware


7
SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:




0

8
SHARED VOTING POWER





4,757,742 (1)

9
SOLE DISPOSITIVE POWER





0

10
SHARED DISPOSITIVE POWER



	4,757,742 (1)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





4,757,742 (1)


12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(see instructions)

[ _ ]








13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)







17.59% (2)


14
TYPE OF REPORTING PERSON* (see instructions)







PN




(1) Shares held by Athanor Master Fund, LP.
(2) Based on 27,050,000 Class A Ordinary Shares outstanding as reported in the Issuer's Registration Statement on Form S-4 filed with theSecurities and Exchange
 Commission (the "SEC") on March 2, 2023.


CUSIP No. G011FJXV49
13D
Page 7 of 14 Pages

1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)



Athanor International Master Fund, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(see instructions)
(a)
[ _ ]


(b)
[ _ ]




3
SEC USE ONLY










4
SOURCE OF FUNDS* (see instructions)







WC


5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED



PURSUANT TO ITEMS 2(d) OR 2(e)

[ _ ]








6
CITIZENSHIP OR PLACE OF ORGANIZATION






	Cayman Islands


7
SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:




0

8
SHARED VOTING POWER





2,043,891

9
SOLE DISPOSITIVE POWER





0

10
SHARED DISPOSITIVE POWER



	2,043,891
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





2,043,891


12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(see instructions)

[ _ ]








13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)







7.56% (1)


14
TYPE OF REPORTING PERSON* (see instructions)







PN




(1) Based on 27,050,000 Class A Ordinary Shares outstanding as reported in the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission
 (the "SEC") on March 2, 2023.


CUSIP No. G011FJXV49
13D
Page 8 of 14 Pages

1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
 ABOVE PERSONS (ENTITIES ONLY)



Athanor International Fund GP, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(see instructions)
(a)
[ _ ]


(b)
[ _ ]




3
SEC USE ONLY










4
SOURCE OF FUNDS* (see instructions)







AF


5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED



PURSUANT TO ITEMS 2(d) OR 2(e)

[ _ ]








6
CITIZENSHIP OR PLACE OF ORGANIZATION






	Delaware


7
SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:




0

8
SHARED VOTING POWER





2,043,891 (1)

9
SOLE DISPOSITIVE POWER





0

10
SHARED DISPOSITIVE POWER



	2,043,891 (1)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





2,043,891


12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(see instructions)

[ _ ]








13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)







7.56% (2)


14
TYPE OF REPORTING PERSON* (see instructions)







PN




(1) Shares held by Athanor International Master Fund, LP.
(2) Based on 27,050,000 Class A Ordinary Shares outstanding as reported in the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "SEC") on March 2, 2023.


CUSIP No. G011FJXV49
13D
Page 9 of 14 Pages

1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
OF ABOVE PERSONS (ENTITIES ONLY)



Pavinder Thiara
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(see instructions)
(a)
[ _ ]


(b)
[ _ ]




3
SEC USE ONLY










4
SOURCE OF FUNDS* (see instructions)







AF


5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED



PURSUANT TO ITEMS 2(d) OR 2(e)

[ _ ]








6
CITIZENSHIP OR PLACE OF ORGANIZATION






	United States


7
SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:




0

8
SHARED VOTING POWER





6,801,633 (1)

9
SOLE DISPOSITIVE POWER





0

10
SHARED DISPOSITIVE POWER



	6,801,633 (1)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





6,801,633 (1)


12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(see instructions)

[ _ ]








13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)







25.14% (2)


14
TYPE OF REPORTING PERSON* (see instructions)







IN




(1) Consists of 4,757,742 Class A Ordinary Shares held by Athanor Master Fund, LP and 2,043,891 Class A Ordinary Shares held by Athanor International
 Master Fund, LP.
(2) Based on 27,050,000 Class A Ordinary Shares outstanding as reported in the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "SEC") on March 2, 2023.




CUSIP No. G011FJXV49
13D
Page 10 of 14 Pages

Item 1. Security and Issuer.






This statement on Schedule 13D relates to the Class A Ordinary Shares
 (the "Class A Shares"), par value $0.0001 per share, of Zura Bio Ltd., a company incorporated under the laws of England and Wales
(the "Issuer"). The address of the Issuer's principal executive office is 4225 Executive Square, Suite 600 La Jolla, CA, 92037.


Item 2. Identity and Background.





(a)
 This Schedule 13D is being filed by and on behalf of the following
 (each, a "Reporting Person" and collectively, the "Reporting Persons"):
(i) Athanor Capital, LP ("Athanor Capital")
(ii) Athanor Capital GP, LLC ("Athanor Capital GP")
(iii) Athanor Master Fund, LP (the "Master Fund")
(iv) Athanor Capital Partners, LP ("Master GP")
(v) Athanor International Master Fund, LP (the "International Master Fund", and together with the Master Fund, the "Funds")
(vi) Athanor International Fund GP, LP ("International Master GP")
(vii)Parvinder Thiara
The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.






(b)
 The principal business address of each Reporting Person is c/o Athanor Capital, LP, 142 W 57th St. Suite 09-126, New York, NY 10019.






(c)
 The Funds are private investment partnerships, the principal business of which is to make investments. The principal business of Master GP is to actas the general partner of the Master Fund. The principal business of International Master GP is to act as the general partner of the
 International MasterFund. The principal business of Athanor Capital is to act as the investment adviser to the Funds. The principal business of Athanor Capital GP is to actas the general partner of Athanor Capital. Parvinder Thiara is the managing member of
 (i) Athanor Capital GP, (ii) Athanor Capital Partners GP, LLC,the general partner of Master GP, and (iii) Athanor
International Fund Ultimate GP, LLC,
the general partner of International Master GP.






(d -e)
 During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.










(f)
 Athanor Capital is a Delaware limited partnership. Athanor Capital GP is a Delaware limited liability company. The Master Fund is a Cayman Islands limited partnership. Master GP is a Delaware limited partnership. The International Master Fund is a Cayman Islands limited partnership. International Master GP is a Delaware limited partnership. Parvinder Thiara is a citizen of the United States.






Item 3. Source and Amount of Funds or Other Consideration.




The source of such funds was the working capital of the Funds.


Item 4. Purpose of Transaction.






The Funds own a passive ownership interest in JATT Ventures, L.P., the sponsor of JATT Acquisition Corp which merged with Issuer. Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons expect to evaluate their investment on an ongoing basis, and as a result may at any time or from time to time determine, either alone or as part of a group, to (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise,
 (b) dispose of all or a portion of the securities of the Issuer that they own, in the open market, in privately negotiated transactions or otherwise, or (c)
take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and any agreement or agreements that have been or may be entered into with the Issuer.
The Reporting Persons reserve the right to change their intention with respect to any or all of such matters at any time. In reaching any decision as to a course of action, as well as to the specific elements thereof, the Reporting Persons expect that they would take into consideration a variety of factors, including but not limited to the following: the Issuer's financial condition, strategic direction, business, prospects and anticipated future developments, conditions in the securities markets, general economic and industry conditions and other factors, actions taken by the Issuer's management and Board of Directors, the market price of the Issuer's securities, and changes in law and regulatory matters.










Item 5. Interest in Securities of the Issuer.






(a -b)
 The information requested by these paragraphs is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.










(c)
 Except as described in this statement on Schedule 13D, the Reporting Persons have not effected any transactions in the Class A Shares during the past sixty days.






(d)
 No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.






(e)
 Not applicable.






Item 6. Contracts, Arrangements, Understandings or Relationships
 With Respect to Securities of the Issuer.


The reporting persons have entered into an agreement with the Issuer dated March 23, 2023 agreeing that 2,500,000 of the Class A Ordinary Shares shall be subject to restrictions on the transfer thereof until March 21, 2024.


Item 7. Material to be Filed as Exhibits.






Exhibit A - Joint Filing Agreement Exhibit B - Agreement dated as of March 23, 2023, by and between the Reporting Persons and the Issuer. See Exhibit B.





CUSIP No. G011FJXV49
13D
Page 13 of 14 Pages


SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Athanor Capital, LP

By: Athanor Capital GP, LLC, its general partner

By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory


Athanor Capital GP, LLC

By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory



Athanor Master Fund, LP

By: Athanor Capital Partners, LP, its general partner
By: Athanor Capital Partners GP, LLC, its general partner
By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory

Athanor Capital Partners, LP

By: Athanor Capital Partners GP, LLC, its general partner
By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory

Athanor International Master Fund, LP

By: Athanor International Fund GP, LP, its general partner
By: Athanor International Fund Ultimate GP, LLC, its general partner
By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory

Athanor International Fund GP, LP

By: Athanor International Fund Ultimate GP, LLC, its general partner
By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory




Parvinder Thiara
/s/ Parvinder Thiara
Pavinder Thiara, individually

CUSIP No. G011FJXV49
13D
Page 14 of 14 Pages

Exhibit A

Joint Filing Agreement
	The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: March 29, 2023


Athanor Capital, LP

By: Athanor Capital GP, LLC, its general partner

By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory


Athanor Capital GP, LLC

By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory



Athanor Master Fund, LP

By: Athanor Capital Partners, LP, its general partner
By: Athanor Capital Partners GP, LLC, its general partner
By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory

Athanor Capital Partners, LP

By: Athanor Capital Partners GP, LLC, its general partner
By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory

Athanor International Master Fund, LP

By: Athanor International Fund GP, LP, its general partner
By: Athanor International Fund Ultimate GP, LLC, its general partner
By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory

Athanor International Fund GP, LP

By: Athanor International Fund Ultimate GP, LLC, its general partner
By: /s/ Nicholas Fernandez
Name: Nicholas Fernandez
Title: Authorized Signatory

Parvinder Thiara
/s/ Parvinder Thiara
Pavinder Thiara, individually